February 9, 2007

Ms. Barbara C. Jacobs
Mr. Hugh Fuller
Mr. Daniel Lee
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Manatron, Inc. Registration Statement on Form S-3 Filed December 12, 2006 File No. 333-139280

This letter is in response to your correspondence dated January 8, 2007. Your comments will be set forth first, and our response will be set forth immediately below each of your comments.

Form S-3
Documents Incorporated by Reference, page 12

1.          Please update your incorporation by reference to include any necessary reports filed pursuant to Section 13 of the Exchange Act subsequent to the filing of this registration statement.

Response to Comment One

The Company believes that it has included the above-mentioned incorporations by reference in the registration statement. Page 13 of the registration specifically states: All documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering, shall be deemed to be incorporated by reference in this prospectus.

For your convenience, below is the complete Incorporation by Reference Section of the Registration Statement on Form S-3. The relevant incorporation by reference section is in bold.

DOCUMENTS INCORPORATED BY REFERENCE

          The SEC allows us to "incorporate by reference" information in this prospectus and other information that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. The following documents filed by us with the SEC are incorporated herein by reference:

•	Annual Report on Form 10-K for the fiscal year ended April 30, 2006, as filed on July 24, 2006;

Ms. Barbara C. Jacobs
Mr. Hugh Fuller
Mr. Daniel Lee
February 9, 2007
Page -2-

•	Quarterly Report on Form 10-Q for the quarter ended July 31, 2006, as filed September 13, 2006;

•

Current Reports on Form 8-K (other than information contained in Current Reports on Form 8-K that is furnished, but not filed) as filed on February 2, 2006; February 3, 2006; March 16, 2006; April 26, 2006; July 19, 2006; September 13, 2006; October 10, 2006; and October 11, 2006;

•	Our proxy statement on Schedule 14-A filed with the SEC on September 1, 2006; and

•

The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on June 11, 1997, including any amendment or report filed for the purpose of updating such description.

          All documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering, shall be deemed to be incorporated by reference in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

          We will provide a copy of these filings at no cost, upon your request by writing or telephoning us at the following address:

Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002
(269) 567-2900
Attn:  Jane Rix

          You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. Neither we nor the selling shareholders have authorized anyone else to provide you with different information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

______________________________________________________________________________

Please inform us if you think further incorporations by reference are necessary.

Form 10-K for the year ended April 30, 2006

2.          We note that there are outstanding accounting comments regarding this report. You must satisfactorily resolve these comments prior to requesting effectiveness.

Ms. Barbara C. Jacobs
Mr. Hugh Fuller
Mr. Daniel Lee
February 9, 2007
Page -3-

Response to Comment 2

On February 8, 2007, the Company received a letter from the Commission stating that it has no further comments. Accordingly, all outstanding accounting comments regarding the Company's Form 10-K for the year ended April 30, 2006 have been satisfactorily resolved.

In conclusion, it is our respectful opinion that no further revisions to the registration statement based upon the above comments are necessary. However, the Company will file a post-effective amendment to the registration statement for the purpose of updating the Consent of Independent Registered Public Accounting Firm due to the passage of time. We welcome any further comments that you may have.

Sincerely,

/s/ Paul R. Sylvester
Paul R. Sylvester Co-Chairman and Chief Executive Officer (269) 507-2900 x 222 paul.sylvester@manatron.com